UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*


VAALCO Energy, Inc.
(Name of Issuer)


Common Stock, $0.10 par value per share
(Title of Class of Securities)


91851C201
(CUSIP Number)

Fred Coats
Kornitzer Capital Management, Inc.
5420 W. 61st Place
Mission, Kansas 66205
(913) 677-7778

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


May 21, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.  Names of Reporting Persons.
Kornitzer Capital Management, Inc. ("KCM")


2.  Check the Appropriate Box if a Member of a Group
(a)
(b)

3.  SEC Use Only

4.  Source of Funds
OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .

6.  Citizenship or Place of Organization
Kansas

   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:

7. Sole Voting Power
2,979,381

8. Shared Voting Power
0

9. Sole Dispositive Power
206,800

10. Shared Dispositive Power
2,772,581

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,979,381

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares .

13. Percent of Class Represented by Amount in Row (11)
4.98%

14. Type of Reporting Person
IA


The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended and restated as follows:

The source of the funds used in making the purchases of the Shares was investment advisory clients' personal funds. The amount of funds was $6,100,950.92.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

       (a) The Reporting Person beneficially owns 2,979,381 shares which represents 4.98% of the total outstanding shares of the Issuer.





       (b) The Reporting Person has the sole power to vote 2,979,381 shares, the sole power to dispose 206,800 shares, and the shared power to dispose 2,772,581 shares. The power to dispose is shared with Great Plains Trust Company ("GPTC"), 7700 Shawnee Mission Parkway, Suite 101, Overland Park, Kansas 66202. The principal business of GPTC is providing trust, pension, and asset management services. During the last five years, no officer or director of GPTC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All the directors and officers of GPTC are citizens of the United States of America.

       (c) Following are the transactions in the Shares by the Reporting Person during the past 60 days (all transactions listed were open market trades):


3/25/2019   SELL   17,000 shares     $ 2.2846 per share open market trade
3/25/2019   SELL   10,000 shares     $ 2.2960 per share open market trade
3/26/2019   SELL   43,100 shares     $ 2.2414 per share open market trade
3/27/2019   SELL    9,700 shares     $ 2.2178 per share open market trade
3/28/2019   SELL    4,900 shares     $ 2.2288 per share open market trade
3/29/2019   SELL   15,000 shares     $ 2.2153 per share open market trade
4/1/2019    SELL   10,000 shares     $ 2.2944 per share open market trade
4/2/2019    SELL   25,000 shares     $ 2.3097 per share open market trade
4/2/2019    SELL      700 shares     $ 2.3000 per share open market trade
4/3/2019    SELL   14,773 shares     $ 2.3161 per share open market trade
4/4/2019    SELL   17,214 shares     $ 2.3221 per share open market trade
4/5/2019    SELL   60,000 shares     $ 2.3711 per share open market trade
4/8/2019    SELL   46,136 shares     $ 2.4445 per share open market trade
4/9/2019    SELL      400 shares     $ 2.4103 per share open market trade
4/9/2019    SELL    1,900 shares     $ 2.4104 per share open market trade
4/9/2019    SELL   40,000 shares     $ 2.4253 per share open market trade
4/10/2019   SELL   50,000 shares     $ 2.4687 per share open market trade
4/10/2019   SELL    2.000 shares     $ 2.4700 per share open market trade
4/11/2019   SELL   30,000 shares     $ 2.4696 per share open market trade
4/11/2019   SELL      400 shares     $ 2.5099 per share open market trade
4/12/2019   SELL   40,000 shares     $ 2.4877 per share open market trade
4/12/2019   SELL    3,000 shares     $ 2.5007 per share open market trade
4/15/2019   SELL   35,197 shares     $ 2.5093 per share open market trade
4/16/2019   SELL   28,965 shares     $ 2.4533 per share open market trade
4/17/2019   SELL   27,577 shares     $ 2.4723 per share open market trade
4/18/2019   SELL   20,000 shares     $ 2.4577 per share open market trade
4/22/2019   SELL  110,000 shares     $ 2.5872 per share open market trade
4/22/2019   SELL      500 shares     $ 2.6299 per share open market trade
4/23/2019   SELL   44,554 shares     $ 2.6292 per share open market trade
4/24/2019   SELL   47,000 shares     $ 2.5376 per share open market trade
4/25/2019   SELL   40,000 shares     $ 2.5269 per share open market trade
4/26/2019   SELL   27,229 shares     $ 2.4868 per share open market trade
4/29/2019   SELL   38,486 shares     $ 2.4288 per share open market trade
4/30/2019   SELL   11,720 shares     $ 2.3609 per share open market trade
5/1/2019    SELL      500 shares     $ 2.3399 per share open market trade
5/2/2019    SELL      100 shares     $ 2.3399 per share open market trade
5/2/2019 SELL 1,500 shares $ 2.2716 per share open market trade 5/6/2019 BUY 500 shares $ 2.1880 per share open market trade
5/8/2019 BUY 1,505 shares $ 2.1100 per share open market trade 5/8/2019 SELL 50,000 shares $ 2.0581 per share open market trade
5/9/2019    SELL    1,300 shares     $ 2.0054 per share open market trade
5/10/2019   SELL   35,000 shares     $ 1.7185 per share open market trade
5/10/2019    BUY   11,700 shares     $ 1.7729 per share open market trade
5/13/2019 BUY 14,000 shares $ 1.5100 per share open market trade 5/13/2019 SELL 2,000 shares $ 1.5365 per share open market trade
5/13/2019   SELL   70,000 shares     $ 1.5589 per share open market trade
5/14/2019   SELL   61,320 shares     $ 1.6719 per share open market trade
5/15/2019 SELL 50,000 shares $ 1.6905 per share open market trade 5/16/2019 BUY 1,000 shares $ 1.7800 per share open market trade 5/16/2019 SELL 50,000 shares $ 1.7837 per share open market trade
5/17/2019   SELL   37,500 shares     $ 1.7876 per share open market trade
5/20/2019   SELL   15,569 shares     $ 1.7370 per share open market trade
5/21/2019   SELL   30,000 shares     $ 1.7404 per share open market trade


       (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares.

       (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      						Date:	May 23, 2019

						KORNITZER CAPITAL MANAGEMENT, INC.


						/s/ John C. Kornitzer
						By: John C. Kornitzer, President